Exhibit 99.1

News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:
    ACE Aviation holdings Inc. completes monetization of ACTS

    Unless noted otherwise, all figures referred to in this press release are in Canadian dollars.

    MONTREAL, Oct. 16 /CNW Telbec/ - ACE Aviation Holdings Inc. (ACE)
announced today that it has completed the sale of a 70% interest in its wholly owned maintenance, repair and overhaul subsidiary, ACTS LP (ACTS), announced on June 22, 2007.
    On closing, ACE received net cash proceeds of $723 million. Within
6 months of closing, ACE may receive up to an additional $40 million in cash proceeds, from funds held in escrow, conditional upon the completion of certain supplier contracts within specified terms.
    Following the redemption of the exchangeable share issued to a party related to Grupo Taca and the establishment of an initial ACTS LTIP, ACE holds a 23% equity interest in the new ACTS with a value of $83 million.
    The transaction was reviewed and approved by the Minister of Industry under the Investment Canada Act, who concluded that the transaction is likely to be of net benefit to Canada.

    About ACE Aviation Holdings

    ACE is a holding company of various aviation interests including Air
Canada, Aeroplan Income Fund, Jazz Air Income Fund and ACTS.

    <<
    -------------------------------------------------------------------------
                             Transaction Summary
                             -------------------

                                                             CAD$ Millions
                                                             -------------

    Total enterprise value                                             975
    Closing costs and other adjustments                                (18)
                                                             -------------
    Net transaction proceeds                                           957
                                                             -------------
                                                             -------------

    Net cash proceeds to ACE(1)                                        723
    Equity in new ACTS held by ACE (23%)                                83
    Funds held in escrow pending completion
     of supplier contracts                                              40
                                                             -------------
                                                                       846
    Payment of amounts due to Air Canada(2)                             55
    Redemption of exchangeable share in ACTS(3)                         49
    Initial ACTS long term incentive plan (LTIP) (2%)                    7
                                                             -------------
                                                                       957
                                                             -------------
                                                             -------------

    (1) This amount includes the settlement of the $200 million intercompany note payable by ACTS to ACE.

    (2) Consists of $28 million for the purchase of a building, $17 million to pay an intercompany note payable by ACTS to Air Canada and payment of other obligations in the amount of $10 million. Air Canada received an additional $10 million from the purchaser.

    (3) $49 million (US$50.5 million) redemption obligation satisfied with an equity stake of $18 million (5%) in the new ACTS and a cash payment of $31 million.
    -------------------------------------------------------------------------
    >>

    CAUTION REGARDING FORWARD-LOOKING INFORMATION
    ---------------------------------------------

    Certain statements in this news release may contain forward-looking statements. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate",
"expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions.
    Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events, general uncertainties of the business and matters that are not within the control of ACE. Such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to differ materially from those expressed in the forward looking statements. The forward-looking statements contained herein represent ACE's expectations as of the date they are made and are subject to change after such date. However, ACE disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.
    %SEDAR: 00020954EF          %CIK: 0001295721

    /For further information: Contacts for ACE: Isabelle Arthur (Montral),
(514) 422-5788; Angela Mah (Vancouver), (604) 270-5741; Peter Fitzpatrick
(Toronto), (416) 263-5576; Internet: www.aceaviation.com/
    (ACE.A. ACE.B.)

CO:  ACE AVIATION HOLDINGS INC.

CNW 17:54e 16-OCT-07